LUNDIN MINING CORPORATION
(the "Corporation")

Annual and Special Meeting of Shareholders Held on June 18, 2007

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the meeting:	141,417,068
Total outstanding Common Shares as at record date:	286,308,633

The following matters were put to a vote by a show of hands at the annual and special meeting of the Shareholders of the Corporation:
Outcome of Vote
1	Approving, as an ordinary resolution, the election of the following to the Company’ s Board of Directors:	Carried
Lukas H. Lundin; Colin Benner; Karl-Axel Waplan; Donald Charter; John H. Craig; Brian D. Edgar; David F. Mullen; Anthony O’ Reilly; Dale C. Peniuk; and William A. Rand.
2	The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and the authorization of the directors to fix their remuneration.	Carried
3	Approving, as an ordinary resolution, the issue of up
to approximately 104,145,704 common shares of the
Corporation and the reservation of an additional
1,362,375 common shares for issuance upon exercise
of options in connection with the business
combination transaction involving the Corporation
	and Tenke Mining Corp.	Carried

DATED: June 21, 2007

LUNDIN MINING CORPORATION

By:	/s/ Kevin E. Hisko,
Corporate Secretary